Exhibit 99.1

2017-09-11

PRESS RELEASE

Notification from Oasmia Pharmaceutical AB

Uppsala, Sweden, September 11, 2017 – Oasmia Pharmaceutical AB (NASDAQ: OASM), a developer of a new generation of drugs within human and veterinary oncology, hereby issues a notification regarding the issuance of the agenda for EMA:s CHMP meeting September 11 – 14. Oasmia has asked for a clock-stop to further respond to the day 180 list of outstanding issues.

Link to the agenda:

http://www.ema.europa.eu/docs/en_GB/document_library/Agenda/2017/09/WC500234636.pdf

Notes to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is information that Oasmia Pharmaceutical AB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 10.05 pm CET on September 11, 2017.